Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

The following transcript was made available on the Web site of Smith & Nephew.

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JUNE 2003

THE WALL STREET

TRANSCRIPT

Questioning Market Leaders For Long Term Investors

THE FOLLOWING REPORT IS EXCERPTED FROM

THE WALL STREET TRANSCRIPT

COMPANY INTERVIEW

SIR CHRISTOPHER O’DONNELL

Smith & Nephew Plc

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COMPANY INTERVIEW

Smith & Nephew Plc (SNN)

[Graphic Appears Here]

SIR CHRISTOPHER O’DONNELL is Chief Executive of Smith & Nephew Plc. He joined Smith & Nephew in February 1988 as Managing Director of the company’s Medical Division based in Kingston-upon-Hull in the north of England. He was appointed a member of the Group Management Committee in 1991 and a Director of the main Board in 1992. He was appointed Deputy Chief Executive in July 1996 and Chief Executive in July 1997. Mr. O’Donnell began his career as a Graduate Mechanical Engineer for Davy Ashmore Ltd. in 1968. In 1972 he moved to Vickers Limited and became Managing Director of Vickers Medical Division in 1974. In 1979 he joined C R Bard Inc. as Area Vice President, Europe. Mr. O’Donnell is an honors graduate of Imperial College London in Mechanical Engineering and holds a Master of Business Administration degree from London Business School. He is a member of the Institution of Mechanical Engineers and a Chartered Engineer. In March 2001 he was appointed a Non-Executive Director of The BOC Group.

SECTOR—MEDICAL DEVICES (TAB100) TWST: Can we begin with a quick introduction to Smith & Nephew including a quick picture of how the company is positioned as we speak?

Sir Christopher: Smith & Nephew has been around for over 140 years now but a few years ago became a healthcare conglomerate -with about nine different healthcare related businesses or divisions within it by the mid- to late 1990s. The rate of profit generation had slowed, the share price really wasn’t moving and when I become Chief Executive it was clearly time to take a new look at where the future for the business lay. We put in a huge amount of effort to completely evaluate all the options open to the business and it was very clear that there were three long-term growth opportunities where we had strong positions within our business and we decided to focus on those three businesses—orthopedics, endoscopy and advanced wound management. We essentially divested the other six businesses. That was a reasonably bold stroke because it was the majority of businesses by number and about 40% of the group by turnover, but it did liberate the growth potential of the three high-tech device businesses and that has really been what we accomplished during 1999-2001. More rapid sales growth has followed on from this. Since then, we’ve invested pretty substantially in R&D and technology, sales force expansion and completed eight bolt on technology acquisitions within our three growth businesses. We’ve seen the benefits of that in terms of sales growth and share price movement over the past three years.

That really brings us up to the turn of this year, when an opportunity presented itself to acquire the orthopedics business of Centerpulse. We are already number one in the advanced wound management and arthroscopy sectors of the market

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and in orthopedics we have been the fastest-growing company for the past four years. But of course the story of our efforts to acquire Centerpulse is really just getting started.

“We believe for a number of reasons that Smith & Nephew and Centerpulse will make the best combination. First of all, Smith & Nephew’s overlap in the US is much less than that of Zimmer. Secondly, our management culture,

we believe, is much more collaborative. We think the cultural fit between our two companies is much stronger.”

TWST: Zimmer has now entered the scene and has tabled an offer to acquire Centerpulse as well. Was this surprising to you and can you tell us how this will work from a process perspective and who will ultimately decide?

Sir Christopher: We always said that you couldn’t rule out the possibility of a third party bid for Centerpulse. But to be honest, a hostile takeover has never been attempted within our sector. The difficult thing to understand is why Zimmer didn’t participate in the auction process that Centerpulse underwent in early 2003. There has been a lot of talk back and forth about whether Zimmer was aware of the process. It’s hard to see a situation where they weren’t aware because every investment banker on the planet was calling us at the time.

From a process perspective now, our offer gets reset under Swiss takeover law, so to speak, and the two offers will be run concurrently, with the offer period expected to begin on 1 July and to end either at the end of August. We do have an opportunity within this timeframe to modify our current offer—but we’ve said we are going to take some time to analyze the Zimmer offer before we make any decisions. It will ultimately be the Centerpulse shareholders who decide which offer to tender their share to. There’s an interesting story that not a lot of people may be aware of between our orthopedics business and Zimmer. The Smith & Nephew orthopedics business (formerly Richards Manufacturing Company) was founded by J. Don Richards in 1934 in the midst of the Great Depression. Prior to that, Mr. Richards was a fracture products salesman from Warsaw, Indiana. He was the nephew of J. O. Zimmer, the founder of Zimmer Holdings Inc. So there’s one more reason to root for the nephew!

“The Centerpulse business would be a place from which to grow.

Combining our business with Centerpulse would allow us to accelerate our margin improvement target.”

TWST: Can you talk about how the Centerpulse business fits with Smith & Nephew, as opposed to Zimmer, and give us a sense of what your game plan and key objectives are for the next year or two if you get it?

Sir Christopher: We believe for a number of reasons that Smith & Nephew and Centerpulse will make the best combination. First of all, Smith & Nephew’s overlap in the US is much less than that of Zimmer. Therefore we will be able to retain more of the key assets a company acquires in an orthopedics acquisition—the sales force. This will help us to keep the customer base. Secondly, our management culture, we believe, is much more collaborative. We think the cultural fit between our two companies is much stronger. It’s well known that cultural fit is one major reasons why integrations and acquisitions fail. We believe our experience in completing and integrating complex transactions will also serve us well.

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The game plan going forward is to integrate the Centerpulse business effectively, particularly the reconstructive joint part of that business, which will make us essentially third equal to Zimmer. We’ve always said we wouldn’t get into the spine hardware business unless we could do that with some scale. And the Centerpulse business would be a place from which to grow. Combining our business with Centerpulse would allow us to accelerate our margin improvement target. Together, we would have a very powerful sales presence in the US, Europe and Japan. We have outstanding technologies in joints, particularly oxidized zirconium from Smith & Nephew; metal on metal hips from Centerpulse; innovative minimally invasive knees products, which we would pull together from both companies.

TWST: What is your experience with the integration of acquisitions in recent years?

Sir Christopher: Over the last three years, I think we’ve done about eight acquisitions; none on this scale but we have done a massive cross-border demerger of our casting and bandaging and traditional wound care businesses into a joint venture with Beiersdorf, which we hold as an investment. And that actually was a bigger and more complicated cross-border transaction in terms of operations than the Centerpulse acquisition.

“Wound management and endoscopy are number one in their chosen marketplaces.

They will grow away from the competition.”

TWST: How will the proposed acquisition change the management structure of the company?

Sir Christopher: The main Board level posts will be filled by Smith & Nephew executives—the Chairman, Chief Executive and the Finance Director. Because this transaction was approached as a combination and Centerpulse shareholders would get 24% of the group, then we also offered them two Board seats as well.

“The market growth characteristics actually apply across all the individual sectors of orthopedics;

wound management market growth has stepped up; endoscopy is a slower growing market but we’re significantly outgrowing the market on a consistent basis; and obviously spine is a very interesting opportunity along with dental that comes with Centerpulse.”

TWST: Can you give a quick insight into your management team and the skills and experience that the top people bring to the company?

Sir Christopher: I’ve been in the medical technology business now for almost 30 years. We’ve got a very experienced management team and we’ve augmented that team also over the last four years with some very strong individuals where opportunities have arisen to do so. Quite frankly I think we have as good a management team as anybody else in the business in terms of experience and ability. The team is delivering very effectively, they’re performing well, innovation is coming through strongly, and we’re winning the trust of our customers.

TWST: How would you generally characterize the feedback and sentiment of the investment community toward this acquisition?

Sir Christopher: We received a great deal of support in the two months following our announcement of the transaction. And the upside was showing through in the share price. I think to characterize where we are right now is to say that our shareholders are supportive of us continuing to evaluate this opportunity, but that they would not like to see us overpaying for the Centerpulse business. I think that’s a fair evaluation of the current situation.

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TWST: What do you usually put into R&D as a percentage of sales?

Sir Christopher: It’s around 6% of sales, which is the top end for the sector. It’s lower than cardiac or pharmaceutical, but it’s well up on the sector average.

“We’re very strongly positioned in growing markets.

We have some very good technology and this will help us meet our mid-teens earnings per share growth target.”

TWST: What are the plans and opportunities?

Sir Christopher: Wound management and endoscopy are number one in their chosen marketplaces. They will grow away from the competition. And the market growth characteristics actually apply across all the individual sectors of orthopedics; wound management market growth has stepped up; endoscopy is a slower growing market but we’re significantly outgrowing the market on a consistent basis; and obviously spine is a very interesting opportunity along with dental that comes with Centerpulse.

TWST: Can you talk about the general growth characteristics across your markets and the trends going forward that make these good businesses for you to have positions in?

Sir Christopher: The demographic trends are the bigger drivers of our market. Aging population and different age groups apply to all our businesses. In ascending order of age is really arthroscopy, probably spine, dental, wound, and reconstructive joint businesses. They’re all driven by ascending age and in the case of wound also by obesity because we’re in the advanced wound healing sector where we treat hard to heal wounds and they increase with advanced age and advanced weight—a very, very good market prospect. We are also seeing the market being willing to pay for the benefits of better treatment options—shorter surgery times, less bed days, less rehabilitation, less dressing changes, faster wound healing. I mean, just to give you a quick example, there was a lady who had a leg ulcer for 30 years and for the last 12 of them she didn’t leave the house because of the pain and odor. With our bioengineered human tissue product Dermagraft, it healed the wound in four weeks and transformed the lady’s life. Similarly, our oxidized zirconium Oxinium knees are projected to last longer; they’re really helping people get back to activity much faster and with a longer prospective implant life.

TWST: What is the implant life now?

Sir Christopher: The implant life for hips is now getting up to around about 15 years, whereas knees has been 10 to 12 years. It is our belief that the properties of Oxinium with its much-reduced wear will move knee implants up into the teens in terms of implant life.

“If we get Centerpulse, then we will grow our base in reconstruction and accelerate our margin improvements and if we don’t get it then we will continue to outgrow the market.”

TWST: As the implant life increases, are you able to address a younger patient group?

Sir Christopher: Yes. What’s actually happened is the patient pool has expanded. Traditionally the surgeons will only operate if you’re over 60 as a general rule. Now with Oxinium and other minimally invasive techniques which provide a staged implanting route, surgeons are now willing, with intractable knee pain or lack of mobility, to operate on people in their 50s. So in that category they’re treating

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younger patients—and some have been done much younger where they’ve got a wage-earner who’s immobile.

TWST: So new technologies have the benefit of helping current patients while also opening up new patient pools?

Sir Christopher: Very much so, and that is one of the reasons why the market growth has picked up so much in orthopedics.

TWST: Are you setting any financial performance figures that you are sharing externally with the market?

Sir Christopher: We do share with the market and our publicly stated goal—and this is prior to the Centerpulse acquisition—is that we’re aiming to grow our earnings per share in mid-teens on a consistent basis over a three-year rolling period of time. That is obviously before amortization. That’s our principal target and we’re achieving that by growing the sales through investment and by margin improvement.

The opportunity for investors is that we currently are positioned very well in long-term growth markets and we have a financial model that drives mid-teens earnings per share growth.

TWST: Are there any developments at the regulatory level that you are keeping a close eye on?

Sir Christopher: The US is our largest market and we work closely with the trade associations and our contacts in Washington particularly and in general we’re hopeful that the message that medical technology can bring real patient and system benefits is getting through to the regulatory and reimbursement authorities. It doesn’t always seem as though it is, but we are seeing greater acceptance of medical technology as a benefit to the population, particularly the elderly population in helping them regain their lives.

TWST: Can you summarize your current investment proposition with three or four compelling reasons why long-term investors should take a closer look at the company?

Sir Christopher: We’re very strongly positioned in growing markets. We have some very good technology and this will help us meet our mid-teens earnings per share on growth target. If we get Centerpulse, then we will grow our base in reconstruction and accelerate our margin improvements and if we don’t get it then we will continue to outgrow the market. So either way Smith & Nephew is a story that you will be hearing a lot more about over the coming years.

TWST: Thank you. (DG)

SIR CHRISTOPHER O’DONNELL

Chief Executive

Smith & Nephew Plc

15 Adam Street

London WC2N 6LA

UK

44 020 7401 7646

44 020 7930 3353—FAX

www.smith-nephew.com

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.